Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2006

FIXED CHARGES:
Interest Expense	$42,399
Amortization of Debt Premium, Discount and Expense	840
Interest Component of Rentals	1,266

Total Fixed Charges	$44,505

EARNINGS:
Net Income before Dividends on Preferred Stock	$83,202
Add:
Income Taxes Applicable to Utility Operating Income	42,106
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	2,365
Total Fixed Charges	44,505

Total Earnings	$172,178

Ratio of Earnings to Fixed Charges	3.9